SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 30, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other Events.

On June 30, 2006, the Company issued a news release announcing that it filed its first quarter Form 10-Q for 2006, satisfying the requirement of the Nasdaq Listing Qualifications Panel that it be filed no later than June 30, 2006. The Company believes that it is now in compliance with all listing requirements. Company invites you to join Steve Williams, Chief Executive Officer, and Darwin Stump, Chief Financial Officer, for a conference call on July 6, 2006, for a discussion of the results and plans for the second half of 2006.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date July 3, 2006

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer